for SEC filing purposes:

Filed by The Denali Fund Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Companies:
The Denali Fund Inc.
Investment Company Act File No. 811-21200
Boulder Growth & Income Fund, Inc.
Investment Company Act File No. 811-02328

Dear Stockholders:

On November 4, 2013, a press release was issued announcing that the board of directors of each of The Denali Fund Inc. (the “Fund”), First Opportunity Fund, Inc., Boulder Total Return Fund, Inc., and Boulder Growth & Income Fund, Inc. approved the reorganization of each of these funds into a single surviving fund, which, subject to the approval of various matters by stockholders of each fund, will be the Boulder Growth & Income Fund, Inc. If you have not had a chance to view the press release, it is available on the Fund’s recently launched website at www.boulderfunds.net. I am excited by the proposed reorganization and believe it represents an important step in our efforts to better serve the Fund’s stockholders and to potentially indirectly reduce the Fund’s share price discount. I will delve more into this topic later in the letter, but let me first provide a review of the Fund’s performance.

For the one-year period ending October 31, 2013, the Fund generated an absolute return of 27.2% on net assets. The Fund’s strong absolute performance over the period compares favorably to the 27.2% return generated by the S&P 500 and the 21.8% return of the Dow Jones Industrial Average (DJIA), but it was not enough to keep pace with the 33.8% return generated by the NASDAQ Composite. Following is a table comparing the Fund’s NAV and market performance with the various indices.

	3 Months	6 Months	One Year	Three Years*	Five Years*	Since October 2007**
DNY (NAV)	1.2%	4.0%	27.2%	14.7%	13.2%	5.6%
DNY (Market)	2.1%	7.8%	25.1%	13.5%	15.6%	4.4%
S&P 500 Index	4.8%	11.1%	27.2%	16.5%	15.1%	4.4%
DJIA	0.9%	6.1%	21.8%	14.8%	13.9%	4.7%
NASDAQ Composite	8.4%	18.6%	33.8%	17.5%	19.3%	6.6%

*	Annualized
**	Annualized since October 2007, when the current Advisers became investment advisers to the Fund.

The performance data quoted represents past performance. Past performance is no guarantee of future results. Fund returns include reinvested dividends and distributions, but do not reflect the reduction of taxes that a stockholder would pay on Fund distributions or the sale of Fund shares and do not reflect brokerage commissions, if any. Returns of the S&P 500 Index, the DJIA and the NASDAQ Composite include reinvested dividends and distributions, but do not reflect the effect of commissions, expenses or taxes, as applicable. You cannot invest directly in any of these indices. The investment return and the principal value of an investment will fluctuate and shares, if sold, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.

A key contributor to the Fund’s performance on an absolute and relative basis for the one-year period was the Fund’s position in Berkshire Hathaway, Inc. (Berkshire Hathaway). For the period, Berkshire Hathaway generated a 33.6% return. As seen in previous periods, the large contribution to performance from the Berkshire Hathaway position was partially driven by its large size as it accounted for roughly 24.7% of total assets at period end. While Berkshire Hathaway accounts for a large portion of the total portfolio, we remain comfortable with the Fund’s current position at this time as we believe its diverse underlying holdings mitigate some of the risk of having such a large position.

 Additional key contributors to performance on an absolute and relative basis were the Fund’s positions in Ithan Creek Partners, L.P. (Ithan Creek) and Johnson & Johnson. For the period, Ithan Creek and Johnson & Johnson generated strong total returns for the period of 27.2% and 35.6%, respectively. Similar to Berkshire Hathaway, the contribution from the Ithan Creek position was enhanced by its large weight in the portfolio as it accounted for approximately 12.0% of the total portfolio at period end. In relation to the Fund’s position in Johnson & Johnson, it is important to note the size of the position has been reduced over the last few months to roughly 2.0% of the total portfolio at period end. While we continue to view Johnson & Johnson as a high quality company, we decided to reduce the position as we believe the recent price appreciation in the company’s stock has pushed its valuation to a level that is less attractive relative to other available investment opportunities.

On the other end of the spectrum, a key detractor to the Fund’s performance on an absolute and relative basis was the Fund’s position in Linn Energy LLC (Linn Energy), which generated a negative 27.6% return for the period and accounted for approximately 0.7% of total assets at period end. In July of this year, the company voluntarily disclosed that the Securities and Exchange Commission (SEC) had commenced a private inquiry into Linn Energy and Linn Co LLC (Linn Co) in relation to the proposed merger with Berry Petroleum Company (Berry) and Linn Energy’s and Linn Co’s use of non-GAAP financials and their hedging strategy among other things. The announcement resulted in a sharp decline in Linn Energy’s stock price, which immediately put the completion of the favorably viewed proposed merger with Berry in doubt. Despite the shock of the announcement, we maintained our investment discipline and carefully reviewed the situation. As we believed the prevailing stock price after the announcement undervalued the business on a stand-alone basis, we made the decision to maintain the Fund’s position in Linn Energy. While the stock continues to trade below where it traded before the announcement, it has gradually recovered since aided by the restructuring of the terms of the merger with Berry, which should allow for the completion of the transaction. Regardless, this remains a position that we will monitor closely.

Other key detractors to performance for the period were the Fund’s positions in Midland Holdings Limited (Midland) and Kiwi Income Property Trust. For the period, the Fund’s position in Midland generated a negative 16.8% return and accounted for approximately 0.1% of total assets at period end. As discussed in the previous letter, the company’s performance has been negatively impacted by recently implemented government policies aimed at cooling Hong Kong’s property markets, which have reduced property transaction volumes and pressured transaction values. While we do not expect a rapid recovery in the company’s business fundamentals in the near future, we continue to remain comfortable with the Fund’s position in Midland as the company is one of only two dominant players in Hong Kong, has been a solid free cash flow generator and remains attractively valued in our opinion, especially after accounting for the company’s large cash position. The Fund’s position in Kiwi Income Property Trust generated a return for the period of a negative 0.5% and accounted for approximately 0.3% of total assets at period end.

Going forward, we believe the Fund’s portfolio is well positioned to deliver solid long-term returns due to its attractively valued investments in high-quality, defensible businesses. We believe it has become more difficult to find attractive investment opportunities in today’s market as rapid price appreciation over the past year has caused the market to be fairly valued in our opinion. We will remain active in our efforts to identify new investment opportunities, but we will not chase valuations higher. As I have stated in previous letters, our investment philosophy is to invest in good companies at attractive valuations for the long-run. If elevated valuations prevent us from making these investments, we are content to wait until conditions become more favorable. If the market continues to appreciate at its current pace, we believe the Fund should persist in the generation of absolute returns. However, by maintaining investment discipline in the face of rising valuations, the Fund may run the risk of underperforming relative to its benchmarks. This will especially be the case if we believe stock valuations begin to trade at unreasonable premiums to their underlying businesses at which point the Fund may rotate more into cash assets. Regardless of the market environment, we will continue to adhere to our investment philosophy as we firmly believe it has the capacity to deliver superior absolute returns over the long-run.

As discussed in prior letters, we are committed to finding better ways to serve the Fund’s stockholders. As part of this commitment, we launched the new website for the Fund in August of this year. Our goal in designing the new site was to provide, in a single location, current and potential stockholders with relevant and easy to understand information and insight into the Fund, the advisers and the underlying investment philosophy used in the management of the Fund. While we feel the new site has achieved this goal, we will continue to look for ways to make improvements and welcome any feedback you may have.

We have also been working diligently on the aforementioned proposed reorganization. While there is still a lot that needs to be done before the reorganization becomes a reality, we are excited by the progress made to date. We believe reorganizing into one surviving fund will not only benefit the Fund’s stockholders, but will potentially help indirectly reduce the Fund’s share price discount to net asset value per share. While I invite you to review the press release for additional information, there are some key aspects of the reorganization that we think underscore these beliefs.

To begin, we believe the proposed reorganizations represent a common sense approach to managing each of the funds involved. All four of the participating funds are managed by the same portfolio managers, utilize the same investment philosophy, share similar investment objectives and have similarly constructed portfolios. By combining these similarly managed funds, the reorganization would allow for the elimination of certain operational redundancies encountered in managing these four funds separately. As an example, the number of stockholder letters I write each year would be reduced from eight to two as a result of the reorganization. Although I thoroughly enjoy writing these letters, the change would allow me to re-focus my time on activities that we believe could provide greater benefit to the Fund’s stockholders, such as investment research. We expect similar benefits to extend to the board of directors level as the boards of the participating funds would be consolidated into the single board of the surviving fund.

Furthermore, we believe the proposed reorganizations will provide additional benefits in relation to such issues as advisory and administrative fees, individual position concentrations, secondary market liquidity and market visibility among others. In connection with the proposed reorganizations, stockholders will be asked to approve, among other things and depending on the fund in which they own shares, changes to charter documents, fundamental investment policies, and new investment advisory agreements, which are described in greater detail in the press release and in the forthcoming joint proxy statement/prospectus. As part of these proposals, the new investment advisory agreements provide for a reduction of the current advisory fee rate.

Likewise, the surviving fund is expected to benefit from lower total administration fees than currently paid for by the four funds on a standalone basis due to the triggering of existing fee reduction breakpoints. In addition, we expect the surviving fund to have fewer large individual position concentrations than currently experienced by the Fund on a standalone basis. We also expect that secondary market liquidity may increase as a result of the proposed reorganizations as the surviving fund will benefit from a larger asset and share base. We further believe the reorganization should result in an increase in overall market visibility as the surviving fund is expected to have total assets in excess of $1.1 billion.

It is our hope that the combination of the advisory fee reduction, the decrease in large individual position concentrations, the potential increase in secondary market liquidity, any improvement in market visibility and other related effects of the proposed reorganization will help narrow the share price discount to net asset value per share of the surviving fund. This is predicated on the belief that these expected changes should give the surviving fund access to a larger universe of potential investors, which may result in an increase in overall investment interest for the surviving fund as compared to the aggregate interest in the four participating funds on a standalone basis.

We understand that, in the course of their review of the reorganizations, the funds’ boards have considered potential benefits such as those described above, as well as reductions in issuer concentrations, narrowing of discounts and consolidation of advisory service arrangements. We also understand that the boards have considered potential disadvantages associated with the reorganizations, including the possibility of portfolio rebalancing and the attendant transaction costs.

Again, there is still work to be done and many hurdles to be cleared before the proposed reorganization can become a reality. As we believe the reorganization represents an important step forward in our efforts to better serve the Fund’s stockholders and address the Fund’s share price discount, we will continue to work diligently towards its implementation. I encourage you all to take the time to thoroughly review all the relevant information related to the reorganization as it becomes available and come to your own conclusion. We hope you will view it as favorably as we do.

In the meantime, I would like to wish you all a safe and happy holiday season and I look forward to writing you again soon.

Sincerely,

/s/ Brendon Fischer
Brendon Fischer, CFA

Portfolio Manager

December 4, 2013

The views and opinions in the preceding commentary are as of the date of this letter and are subject to change at any time. This material represents an assessment of the market environment at a specific point in time, should not be relied upon as investment advice and is not intended to predict or depict performance of any investment.

 Portfolio weightings and other figures in the foregoing commentary are provided as of period-end, unless otherwise stated.

This letter is not intended to, and does not, constitute an offer to sell, or solicitation of an offer to buy, shares of any of the Fund or Boulder Growth & Income Fund, Inc.; nor is this letter intended to solicit a proxy from any stockholder of any of the aforementioned funds. Such solicitations will only be made by a final, effective registration statement, which includes a definitive Joint Proxy Statement/Prospectus (the “Registration Statement”), after the Registration Statement is declared effective by the SEC.

INVESTORS AND SECURITY HOLDERS OF THE FUND ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATIONS AND OTHER PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS AND EXPENSES OF THE SURVIVING FUND CAREFULLY. THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS AND EXPENSES OF THE FUNDS AND OTHER IMPORTANT INFORMATION ABOUT THE FUNDS.

The Joint Proxy Statement/Prospectus will not constitute an offer to sell securities, nor will it constitute a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Security holders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained after effectiveness of the Registration Statement by calling (877) 561-7914.

Note to Stockholders on the Fund’s Discount. As most stockholders are aware, the Fund’s shares presently trade at a significant discount to net asset value. The Fund’s board of directors is aware of this, monitors the discount and periodically reviews the options available to mitigate the discount. In addition, there are several factors affecting the Fund’s discount over which the board and management have little control. In the end, the market sets the Fund’s share price. For long-term stockholders of a closed-end fund, we believe the Fund’s discount should only be one of many factors taken into consideration at the time of your investment decision.

Note to Stockholders on Leverage. The Fund currently has Auction Rate Preferred Shares outstanding, which results in the use of leverage. Leverage creates certain risks for holders of Common Stock, including the likelihood of greater volatility of the NAV and market price of the Common Stock. The Fund utilizes leverage to seek to enhance the returns for its common stockholders over the long term; however, this objective may not be achieved in all interest rate environments. As a result of the failed auctions for the Auction Preferred Shares, the Fund pays Auction Rate Preferred Shareholders a dividend rate that is generally tied to short-term interest rates. This dividend rate has been and remains generally economical compared to the earnings of the Fund’s investments. However, to the extent that in the future short-term interest rates increase and the cost of this leverage increases, and earnings from the Fund’s investments do not increase, the Fund’s net investment returns may decline. Moreover, the Fund is required to maintain an asset coverage ratio of 200% on any outstanding Auction Rate Preferred Shares. If the Fund were unable to maintain the required asset coverage ratio, it could be required to deleverage and sell a portion of its investments at a time when it might be disadvantageous to do so. Fund management and the Fund’s board of directors continue to explore other liquidity and leverage options, including borrowing through a credit facility; this may result in Preferred Shares being redeemed or repurchased in the future. Notwithstanding this, the board of directors may ultimately decide to leave the current Auction Rate Preferred Stock outstanding if, after evaluating liquidity solutions that would enable the Fund to redeem the Preferred Stock, the board determines that such solutions would be inconsistent with the interests of the Fund’s stockholders.